MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

PACIFIC RIM MINING CORP. (the “Company” or “Pacific Rim”)

#410 – 625 Howe Street, Vancouver, B.C. V6C 2T6

Item 2	Date of Material Change

September 18, 2008

Item 3	News Release

The date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51–102 was as follows:

September 18, 2008 to the Toronto Stock Exchange and the American Stock Exchange, being the only exchanges upon which the shares of the Company are listed, as well as through Marketwire and other approved public media including filing on SEDAR and EDGAR.

Item 4	Summary of Material Change

The Company announced cutbacks to its head office staffing, including its Chief Operating Officer and Chief Financial Officer.

Item 5	Full Description of Material Change

Pacific Rim Mining Corp. (“Pacific Rim” or “the Company”) has made additional cuts to its overhead by significantly reducing staffing levels in the Vancouver office including Peter Neilans, COO and April Hashimoto, CFO. These cuts are a response to difficult market conditions and ongoing delays in obtaining environmental and mining permits for the El Dorado project. Both Mr. Neilans and Ms. Hashimoto will continue their relationship with the Company on a consulting basis, with Ms. Hashimoto transitioning the Company to a contract accounting firm and Mr. Neilans managing the completion of the El Dorado feasibility study.

“We must preserve capital,” states Tom Shrake, President and CEO. Both Pete and April have contributed greatly to the Company over the past several years and will continue to lend their expertise going forward. We thank them for their service to the Company. We are tightening our belt as necessary and remain focused on securing the permits required to develop El Dorado so that the value we have built in the project can be realized by our shareholders.”

Item 6	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 7	Executive Officer

The following is the name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report:

Barbara Henderson, Vice President Investor Relations (604) 689-1976

Item 8	Date of Report

September 18, 2008